Filed by Precise Software Solutions Ltd.
Pursuant to Rule 425 under the Securities Act of 1933, as amended,
And deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934

Subject Company: Precise Software Solutions Ltd.
Commission File No.: 0-30828

This filing relates to a proposed merger between an indirect wholly owned subsidiary of VERITAS Software Corporation, a Delaware corporation (“VERITAS Software”) and Precise Software Solutions Ltd., an Israeli company (“Precise”), pursuant to the terms of an Agreement and Plan of Merger, dated as of December 19, 2002 (the “Merger Agreement”), by and among VERITAS Software, Precise, and Argon Merger Sub Ltd., an Israeli company. The following is a notice to Precise shareholders distributed pursuant to Israeli law:

NOTICE OF AN EXTRAORDINARY (SPECIAL) MEETING

OF THE SHAREHOLDERS OF

PRECISE SOFTWARE SOLUTIONS LTD.

December 24, 2002

To the Shareholders of Precise Software Solutions Ltd.:

      NOTICE IS HEREBY GIVEN THAT an extraordinary (special) meeting (the “Meeting”) of the shareholders of Precise Software Solutions Ltd., a company incorporated under the laws of the State of Israel (“Company”), will be held for the purpose of approving and authorizing the following matters and resolutions:

      1.    Approval of Company’s entry into an Agreement and Plan of Merger (the “Agreement”), dated as of December 19, 2002, with Veritas Software Corporation (“Veritas”) and Argon Merger Sub Ltd. (“Merger Sub”), of the merger of Merger Sub with and into Company (the “Merger”), and of the other transactions contemplated by the Agreement including, without limitation, the interested-party transactions described below.

      In the proposed Merger, subject to the terms and conditions of the Agreement, each Ordinary Share, NIS 0.03 par value per share, of Company (the “Company Shares”) issued and outstanding immediately prior to the effective time of the Merger (the “Effective Time”), shall automatically be converted into and represent solely the right to receive, at the election of the holder thereof, either: (i) US $16.50 in cash; or (ii) a combination of US $12.375 in cash and (x) with respect to a holder who is not an Israeli resident, 0.2365 of a share of Common Stock of Veritas, US $.001 par value per share; or (y) with respect to a holder who is an Israeli resident, the amount obtained by multiplying 0.2365 by the closing price of one share of Veritas Common Stock on the trading day immediately prior to the Effective Time as reported on the Nasdaq National Market. At the Effective Time, all options and warrants to purchase Company Shares then outstanding shall be assumed by Veritas.

      It is intended that the proposed Merger shall be effected in accordance with Sections 314 through 327 of the Israeli Companies Law, 1999 (the “Companies Law”), pursuant to which the separate corporate existence of Merger Sub shall cease, and Company shall continue as the surviving corporation (the “Surviving Corporation”) and shall succeed to and assume all of the rights, properties and obligations of Merger Sub. Upon consummation of the Merger, Company will become an indirect wholly-owned subsidiary of Veritas.

      As indicated above, certain of the transactions contemplated by the Agreement constitute transactions with “interested parties” under the Companies Law. First, the Agreement permits Company to acquire a “tail” or “runoff” policy under its existing directors’ and officers’ liability insurance covering a period of seven years after the Effective Time. Second, Veritas has agreed to cause the Surviving Corporation to honor the existing indemnification and exemption agreements between Company and its current and former directors and officers, and to undertake, subject to shareholder approval of the Amendment to the Articles (as defined below), certain indemnification obligations and the issuance of indemnification letters to all of Company’s current and former directors and certain Company officers. Third, the Agreement contemplates that certain persons who are “office holders” under the Companies Law will be employed by the Surviving Corporation or Veritas after the Merger pursuant to employment agreements. Each of these transactions will be described in more detail in the proxy statement/prospectus to be mailed as described below.

      2.    Approval of acceleration of the vesting schedule of options to purchase Company Shares held by the members of Company’s Board of Directors upon a change of control event (including the Merger) and extension of the period during which such options may be exercised.

      3.    Approval of an amendment of Article 74 (Insurance and Indemnity) of the Articles of Association of Company, to fully reflect the provisions of the Companies Law regarding insurance and indemnification (“Amendment to the Articles”).

      The quorum required for the Meeting is shareholders holding collectively at least one-third of the issued share capital of Company (present in person or by proxy). If within one hour from the time set for the Meeting, a quorum is not present, the Meeting shall stand adjourned to the same day in the next week, at the same time and place.

      Subject to the provisions of Section 320(c) of the Companies Law with respect to the approval of matter and resolution no. 1 above, the affirmative vote of 75% (seventy-five percent) of the voting shares of Company present and voting at the Meeting in which a quorum is present is a sufficient vote of the holders of any Company Shares to approve all matters and resolutions set forth above.

      The Meeting is initially scheduled to take place on March 10, 2003, at 7:00 a.m. (Eastern Time) at Company’s offices, 690 Canton Street, Westwood, Massachusetts 02090, USA. The time and place of the Meeting may be changed.

      The initial record date for the right to participate and vote in the Meeting was set by the Board of Directors of Company as January 31, 2003. The shareholders entitled to attend and vote at the Meeting will be the shareholders of record at the aforesaid record date, or, in the event of a change in the date of the Meeting and of the record date, on the date to be determined in the additional notice to be mailed to shareholders before the Meeting.

      Said shareholders may participate in the Meeting by person or by proxy, provided that any such proxy will be delivered to the mentioned below registered office of Company (for the attention of Mr. Dror Elkayam, Secretary) or in accordance with instructions that will be included in the proxy statement/prospectus to be mailed as described below, not less than 24 hours prior to the time set for the Meeting or presented to the Chairman of the Meeting at the Meeting.

      This notice of the Meeting is being provided to shareholders of Company pursuant to the Companies Law.

      Under the Agreement, Veritas is required to file a registration statement on the U.S. Securities and Exchange Commission’s Form S-4 in connection with the Merger, and Company expects to mail a proxy statement/prospectus to its shareholders containing information about the Agreement, the proposed Merger and the other transactions contemplated by the Agreement. Investors and security holders are urged to read the registration statement and the proxy statement/prospectus carefully when they are available. The registration statement and proxy statement/prospectus will contain important information about Veritas, Company, the Agreement, the proposed Merger and the other transactions contemplated by the Agreement. Investors and security holders will be able to obtain free copies of these documents through the web site maintained by the U.S. Securities and Exchange Commission at http://www.sec.gov. Free copies of the registration statement and proxy statement/prospectus also will be available from Company upon written request directed to Precise Software Solutions Ltd., 10 Hata’asiya Street, Or Yehuda, Israel 60408 Attention: Mr. Dror Elkayam, Secretary.

      Company, its directors and executive officers may be deemed to be participants in the solicitation of proxies from Company shareholders in favor of the proposed transaction. A description of any interests that the directors and executive officers of Company have in the transaction will be available in the proxy statement/prospectus.

      The full text of the aforementioned resolutions, a copy of the Amendment to the Articles and the form of the new indemnification letters, will be available in the proxy statement/prospectus and are available for inspection (following prior coordination) at Company’s registered office, at 10 Hata’asiya Street, Or Yehuda, Israel 60408, Sunday to Thursday, at least thirty days prior to the Meeting, between 9:00 to 17:00 (Israel Time), telephone no. 972-(3)-735-2222.

      In addition to the registration statement and the proxy statement/prospectus, Veritas and Company regularly file annual, quarterly and special reports, proxy statements and other information with the U.S. Securities and Exchange Commission. You may read and copy any reports, statements and other information filed by Veritas and Company at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the Commission’s other public reference rooms in New York, New York and Chicago, Illinois. Please call the Commission at 800-SEC-0330 for further information on public reference rooms. Veritas’ and Company’s filings with the Commission are also available to the public from commercial document-retrieval services and the web site maintained by the Commission at http://www.sec.gov.

Sincerely yours, PRECISE SOFTWARE SOLUTIONS LTD.